Exhibit 4.31

CERTAIN IDENTIFIED INFORMATION, MARKED WITH “[****]”, HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

LICENSE AGREEMENT

This License Agreement (this “Agreement”) is entered into as of October 29, 2019 (the “Agreement Date”), by and between Tarus Therapeutics, Inc., a company formed under the laws of the State of New York, USA, having a place of business at 6A Cove Lane, North Bergen, NJ 07407, USA (“Tarus”) and Impetis Biosciences Limited, a company incorporated in India, having a place of business at 407, The Summit Business Bay, Near WEH Metro Station, Off. Andheri-Kurla Road, Andheri (E), Mumbai 400 093 (“Impetis”). Each of Tarus and Impetis may be referred to as a “Party” and together as the “Parties”.

WHEREAS:	Impetis is the sole and exclusive owner of all rights in and to the following Adenosine Receptor Antagonists and the related intellectual property rights, as defined more particularly in this Agreement hereafter; and

WHEREAS:	Impetis wishes to grant to Tarus, and Tarus wishes to receive: (i) an exclusive worldwide license to Develop and Commercialize (both as defined below) the Closing Assets (as defined below); and (ii) an exclusive call option to obtain an exclusive worldwide license to Develop and Commercialize the Option Assets (as defined below).

NOW, THEREFORE, in consideration of the covenants and obligations expressed herein, intending to be legally bound, the Parties agree as follows:

1.	Definitions

Terms capitalized herein shall have the meanings set forth below.

1.1              “Affiliate” shall mean with respect to any Party, any other Person that directly or indirectly, through one or more intermediary Persons, Controls (as such term is defined below) or is Controlled by or is under common Control with such Party.

1.2              “Applicable Law” means any present or future law, regulation, directive, instruction, direction or rule of any Government Authority or Regulatory Authority including any amendment, extension or replacement thereof which is from time to time in force.

1.3              “Clinical Trial” means any Phase I Clinical Trial, Phase II Clinical Trial, Phase III Clinical Trial, Pivotal Clinical Trial, or any other clinical trial or study in human subjects or patients.

1.4              “Commercialization” means all activities relating to the commercial Exploitation of the Licensed Products, including without limitation the export, import, promotion, marketing (including pre-launch, post-launch marketing and marketing research), conducting post approval clinical trials, detailing, distribution, pricing and reimbursement, storage, handling, preparation for sale, offering for sale and selling, customer service and support, adverse events reporting and interacting and communicating with Regulatory Authorities in relation to a Licensed Product. When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization, and “Commercialized” has a corresponding meaning.

1.5              “Control” shall mean the power to direct or manage the affairs of the relevant entity and/or beneficial ownership of more than fifty percent (50%) of such entity by voting share, equity interest, partnership interest, contract or otherwise.

1.6              “Confidential Information” means any and all information, data or materials related to, or associated with (a) Tarus Background IP and Tarus Arising IP; (b) Impetis Background IP; (c) any confidential information related to Tarus’ business and Impetis’ business; (d) any information relating to Licensed Products; and (e) any documents, reports and/or other records provided by one Party to the other pursuant to this Agreement; (f) Closing Assets, Impetis Compounds and Impetis Licensed IP; (g) the Option Assets.

1.7              “Closing Assets” means the following Adenosine Receptor Antagonists for all indications: A2AR antagonist (PNQ-370) and A2BR antagonists (PNQ-103 and PNQ-103-1) for all indications and all Related Assets.

1.8              “Development” means all activities conducted in connection with obtaining Marketing Authorizations for Licensed Products, including without limitation research, pre-clinical and other non-clinical testing, test method development and stability testing, toxicology, formulation, process development, manufacturing scale-up, qualification and validation, quality assurance, quality control, clinical studies, including manufacturing in support thereof, statistical analysis and report writing, the preparation and submission of applications for Marketing Authorizations, the regulatory affairs with respect to the foregoing and all other activities necessary or reasonably useful or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Marketing Authorization. When used as a verb, “Develop” means to engage in Development.

1.9              “Documents” means reports, research notes, charts, graphs, comments, computations, analyses, recordings, photographs, paper notebooks, books, files, ledgers, records, tapes, discs, diskettes, CD-ROM, computer programs and documents thereof, computer information storage means, samples of material, other graphic or written data and any other media on which Know How can be permanently stored.

1.10          “Effective Date” means the date the Upfront Payment is made by Tarus to Impetis pursuant to Section 5.1 hereof.

1.11          “EMA” means the European Medicines Agency or any successor agency thereto.

1.12          “Exploit” means to make, have made, use, have used, Develop, Commercialize, manufacture, have manufactured, hold, or keep (whether for disposal or otherwise), transport, distribute or otherwise dispose of any Impetis Compound or Licensed Product.

1.13          “EU5” means France, Germany, Italy Spain, and the United Kingdom.

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1.14          “First Commercial Sale” means, with respect to any Licensed Product and a country, the date of the first sale for monetary value for end use or consumption of such Licensed Product by Tarus, an Affiliate of Tarus, or sublicensee to a third party, following receipt of the necessary Marketing Authorization for such Licensed Product in such country, but specifically excluding any sale or other distribution for use in a clinical trial (for clarity, actual revenues received by Tarus from sales or distributions for use in clinical trials shall be considered Net Sales notwithstanding that such sale is not considered a First Commercial Sale).

1.15          “Good Manufacturing Practice” or “GMP” means manufacture in accordance with:

(a)	Directive 91/412/EEC and Directive 2003/94/EC or any other applicable European Community legislation or regulation as amended and applicable from time to time;

(b)	the current principles and guidelines of good manufacturing practice for medicinal products for human use and “substantial conformity with good manufacturing requirements” (as such phrase is used in Section 802(f)(1) of the Federal Food, Drug and Cosmetic Act, such Act may be amended from time to time);

(c)	US Code of Federal Regulations, Title 21, Part 210 (Current Good Manufacturing Practice in Manufacturing, Processing, Packaging or Holding of Drugs), Part 211 (Current Good Manufacturing Practice for Finished Pharmaceuticals); and

(d)	the equivalent law or regulation in any other market.

1.16          “Government Authority” means any national or supranational agency, authority, department of any government of any country having jurisdiction over any of the activities contemplated by this Agreement or over the Parties.

1.17          “Healthcare Laws” means any and all laws or regulations relating to the regulation of the health care industry or to payment for any items or services rendered, provided, or furnished by a party, including 42 U.S.C. § 1320a-7 et seq. and the regulations promulgated thereunder; 42 U.S.C. § 1395nn et seq. and the regulations promulgated thereunder; state anti-kickback and physician self-referral laws; the Health Insurance Portability and Accountability Act of 1996 and the regulations issued pursuant thereto; the Privacy provisions (Subtitle D) of the Health Information Technology for Economic and Clinical Health Act, Division A, Title XIII of Pub. L. 111-5, as codified at 42 U.S.C. Sections 1320d through d-9. and the regulations promulgated thereunder and state privacy laws; federal and state laws governing the use, handling, control, storage, transportation, and maintenance of controlled substances, pharmaceuticals or drugs; federal and state laws governing the provision or furnishing of therapy care and rehabilitative therapy services; any other regulation or law with respect to kickbacks, billing, utilization review, patient brokering;, coding, physician self-referrals, fee-splitting, patient or program charges, the hiring of employees or acquisition of services or products from those who have been excluded from Federal or State health care programs, claims submissions, dispensing equipment and medical devices, medical or clinical documentation, medical record retention, referrals, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care and with respect to all of the foregoing, “Healthcare Laws” shall include any and all statutes, rules, regulations, position statements, declaratory statements, advisory opinions, bulletins, notifications, coverage determinations, and other guidance relating to any of the foregoing.

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1.18          “Impetis Background IP” means Impetis Intellectual Property that is conceived, developed, made, acquired, possessed or licensed by Impetis prior to or outside the scope of this Agreement.

1.19          “Impetis Compounds” means each of A2AR antagonist (PNQ-370) and A2BR antagonists (PNQ-103 and PNQ-103-1) and in the event that Tarus duly exercises the Call Option, also the PNQ-201 and A2A/A2B Dual Inhibitor, and follow on compounds and related compounds and any metabolite, salt, ester, hydrate, solvate, isomer, enantiomer, free acid form, free base form, crystalline form, co-crystalline form, amorphous form, pro-drug (including ester pro-drug) form, racemate, polymorph, chelate, stereoisomer, tautomer, resonate or optically active form thereof; and all derivatives thereof and/or improvements thereon.

1.20          “Impetis Know How” means all Know How owned by or licensed to Impetis on the Effective Date that is necessary to Develop, Commercialize and/or Exploit any Impetis Compound or Licensed Product.

1.21          “Impetis Licensed IP” means Impetis Patent Rights, Impetis Know How, and Impetis Compound(s).

1.22          “Impetis Patent Rights” means the Patent Rights set forth in Schedule A.

1.23          “IND” means the approval of an investigational new drug application filed with the United States Food and Drug Administration (or any successor agency thereto) prior to beginning clinical trials in humans, or any comparable application filed with the Regulatory Authority of a country other than the United States prior to beginning trials in humans in that country.

1.24          “Intellectual Property” or “IP” shall mean any and all intellectual property rights, of any kind and nature, registrable or otherwise, currently existing or developed in the future, including, without limitation, Patent Rights, patents, patent applications, trademarks, trade names, patent and trademark applications, utility models, rights in licenses, designs, data and data rights, copyrights including rights in computer software, and all rights or forms of protection of similar nature or having equivalent effect to any of the foregoing which may subsist (anywhere in the world) whether or not registered and including applications for any of the foregoing, inventions (whether patentable or not), innovations, technology, discoveries, works of authorship, Know How, scientific results, data rights, trade secrets, industrial models, formulas, formulations, compounds, processes, methods, compositions, materials, designs, methodologies, techniques, computer programs (including all source code), all subject matter disclosed or claimed in the Patent Rights or as a basis for priority; and related documentation, technical and scientific information and manufacturing, engineering and technical drawings, and all applications for the foregoing.

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1.25          “Know How” means technical and other information which is not in the public domain, including information comprising or relating to concepts, discoveries, data, designs, formulae, ideas, inventions, methods, models, assays, research plans, procedures, designs for experiments and tests and results of experimentation and testing (including results of research or development), processes (including manufacturing processes, specifications and techniques), laboratory records, chemical, pharmacological, toxicological, clinical, analytical and quality control data, trial data, case report forms, data analyses, reports, manufacturing data or summaries and information contained in submissions to and information from ethical committees and Regulatory Authorities. Know How includes Documents containing Know How, including but not limited to any rights including trade secrets, copyright, database or design rights protecting such Know How. The fact that an item is known to the public shall not be taken to preclude the possibility that a compilation including the item, or a development relating to the item, is not known to the public.

1.26          “Licensed Product” means any product incorporating an Impetis Compound covered by a Valid Claim.

1.27          “Marketing Authorization” means the approval of an NDA or sNDA submitted to the Food and Drug Administration for the marketing of a Licensed Product in the United States, or with respect to any other country, any and all approvals required from any Regulatory Authority to market a Licensed Product in that country.

1.28          “NDA” means a new drug application filed with the Food and Drug Administration for a Licensed Product in the USA, or any comparable application filed with the Regulatory Authorities of any other country (or any Regulatory Authority covering that country in the case of a supranational Regulatory Authority) to obtain all approvals necessary to market a Licensed Product in that country.

1.29          “Net Sales” shall mean, amounts actually received for sales, leases, or other transfers of Licensed Products, less the following amounts:

(i)	credits and allowances for price adjustment, rejection, or return of Licensed Products previously sold;

(ii)	rebates, quantity and cash discounts to purchaser allowed and taken;

(iii)	amounts for third party transportation, insurance, handling or shipping charges to purchasers;

(iv)	taxes, duties and other governmental charges levied on or measured by the sale of Licensed Products, whether absorbed by Tarus or paid by the purchaser so long as Tarus’ price is reduced thereby, but not franchise or income taxes of any kind whatsoever.

1.30          “Option Assets” shall mean the following compounds for all indications: PNQ-201 and A2A/A2B Dual Inhibitor, and all Related Assets.

1.31          “Patent Rights” means patent applications and patents, and all foreign counterparts thereof in all countries, including any renewals, re-examinations, continuations, continuations-in-part, divisional, patents of addition, extensions, (including patent term extensions,) reissues, substitutions, confirmations, and any equivalents of the foregoing in any and all countries of or to any of them, as well as any supplementary protection certificates, and equivalent protection rights in respect of any of them.

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1.32          “Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or any other entity or organization.

1.33          “Regulatory Authority” means any national, supranational (including the European Commission, the Council of the European Union, and the EMA), regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity including the United States Food and Drug Administration, in each country involved in the granting of Marketing Authorizations or pricing approvals for Licensed Product.

1.34          “Related Assets” shall mean with respect to each Impetis Compound, any and all Intellectual Property, covering the Impetis Compounds, confidential data files on each Impetis Compound, and their structures, metabolites, precursors, formulations, compositions, materials, processes, methods, improvements, and derivatives, for oncology or non-oncology indications; all such data shall be treated as part of the Confidential Information, and any and all available GMP and non-GMP materials and compositions, for all Impetis Compounds, formulations, processes, in possession and/or under control of Impetis, technology transfer information, to make Impetis Compounds, and any compositions, formulations, wherever available, and regulatory information and licenses, filings, submissions, reports, and permits, as well as any other assets or materials in respect thereof as reasonably requested by Tarus.

1.35          “sNDA” means a supplemental new drug application filed with the Food and Drug Administration to obtain a supplemental Marketing Authorization for a Licensed Product in the USA, or any comparable application filed with the Regulatory Authorities of any other market (or any Regulatory Authority covering that market in the case of a supranational Regulatory Authority) to obtain a supplemental Marketing Authorization for a Licensed Product in or covering that market.

1.36          “Tarus Arising IP” means Tarus Arising Know How and Tarus Arising Patent Rights.

1.37          “Tarus Arising Know How” means all Know How owned by or licensed to Tarus after the Effective Date at any time during the Term that is necessary to Exploit an Impetis Compound or Licensed Product.

1.38          “Tarus Arising Patents” means Patent Rights owned by or licensed to Tarus after the Effective Date at any time during the Term which cover an Impetis Compound or a Licensed Product or claim the Tarus Arising Know How.

1.39          “Tarus Background IP” means Tarus Intellectual Property that is conceived, developed, made, acquired, possessed or licensed by Tarus prior to or outside the Scope of this Agreement.

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1.40          “Valid Claim” means: a claim of (a) a patent application or (b) unexpired issued patent, each as included in the Related Assets within the Closing Assets and/or Option Assets (if Tarus exercises the Option) so long as such claim shall not have been held invalid and/or unenforceable by a final judgment of a court of competent jurisdiction from which no appeal can be or is taken.

In this Agreement, unless the context otherwise requires: (i) the singular shall include the plural and vice-versa; (ii) the masculine gender shall include the female gender; (iii) “including’’ or “includes” shall mean including, without limiting the generality of any description preceding such terms; (iv) the use of the term “or” shall mean “and/or”; and (v) any reference to the term “sale” shall include the sale, lease, licensing, rental, or other transfer or disposal of any Product (including, any related service).

2.	Licenses and Option

2.1              Closing Assets License. Subject to the terms and conditions set forth in this Agreement, Impetis hereby grants to Tarus an exclusive (including, without limitation with respect to Impetis), sublicensable through multiple tiers, worldwide license to Develop, Commercialize or otherwise Exploit the Closing Assets and related Impetis Licensed IP (the “Closing Assets License”) during the Term of this Agreement. The Closing Assets License shall be effective as of the Effective Date. The Closing Assets License shall be fully transferable to any third party at Tarus’ sole discretion provided the terms of this Agreement remain in effect, and the assignee shall abide by the terms of this Agreement. Tarus shall have exclusive and full authority to manage all Intellectual Property (whether licensed or not) underlying the Closing Assets and any other aspects related to Exploitation, Development and Commercialization thereof at its own cost, and Impetis shall provide Tarus reasonable assistance as requested at Tarus’ cost and expense.

2.2              Call Option. At any time, during a period of twelve (12) months commencing on the Effective Date (“Call Option Period”), Tarus shall have the option, but not obligation, exercisable in its sole discretion, to obtain an exclusive (including, without limitation with respect to Impetis), sublicensable through multiple tiers, worldwide license to Develop, Commercialize or otherwise Exploit any or all of the Option Assets under the exact same terms as the Closing Assets License, during the Term of this Agreement, for a total exercise, price of US$[****] (the “Call Option”). (Exercise price for each option (i.e., PNQ-201 and A2A/A2B Dual Inhibitor) shall be US$[****] per option.) The Call Option shall be exercisable upon (1) written notice provided by Tarus to Impetis within the Call Option Period; and (2) payment in full of the exercise price.

2.3              Option Assets License. Upon exercise of the Call Option by Tarus in accordance with Section 2.2 above, Tarus shall have an exclusive (including, without limitation with respect to Impetis), sublicensable through multiple tiers, worldwide license to Develop, Commercialize or otherwise Exploit the Option Assets, and related Impetis Licensed IP (the “Option Assets License”) and together with the Closing Asset License, the “Licenses”. The Option Assets Licenses shall be fully transferable to any third party at Tarus sole discretion provided the terms of this Agreement remain in effect, and the assignee shall abide by tire terms of this. Agreement. Following the exercise of the Call Option in accordance with Section 2.2 above, Tarus shall have exclusive and full authority to manage all Intellectual Property (whether licensed or not) underlying the Option Assets and any other aspects related to Exploitation, Development and Commercialization thereof at its own cost, and Impetis shall provide Tarus reasonable assistance as requested, at Tarus’ cost and expense.

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3.	Technology Transfer and Support

3.1              Technology Support. As soon as practicably possible following the Effective Date, and no later than one (1) month after the Effective Date, Impetis shall:

3.1.1        make available to Tarus copies of all relevant regulatory, CMC, preclinical and clinical documents and reports relating to any and all Impetis Compounds (in written, electronic or other form then-existing);

3.1.2        provide to Tarus purchased in-process and completed Assets GMP and non GMP material, and available samples of any backup Impetis Compounds and intermediates;

3.1.3        make available to Tarus copies of all relevant filings made to Regulatory Authorities (including, for example, INDs) by Impetis or its Affiliates or sublicensees for Impetis Compounds prior to the Effective Date.

3.2              Transfer of IND. Impetis shall and hereby does grant to Tarus a right of reference and access to all regulatory filings referred to in Section 3.1.3 above and shall transfer sponsorship and ownership of the INDs in Section 3.1.3 above to Tarus within thirty (30) days after the Effective Date.

3.3              Impetis Services. During the Term of this Agreement, Impetis shall take reasonable efforts to facilitate reasonable access by Tarus to Advinus’ management and scientists.

4.	Development and Commercialization

4.1              Decision Making and Costs. Tarus undertakes to use its commercially reasonable efforts to further Develop and Commercialize Impetis Compounds licensed to it under this Agreement, and will have full and sole discretion on development decisions with respect thereto;

4.2              As between the Parties, Tarus shall have sole and exclusive discretion and control over all decisions relating to the Exploitation of any Impetis Licensed IP and the Development and Commercialization of Licensed Products shall be in the sole and exclusive discretion of Tarus and shall be carried out by Tarus or its sublicensees and Tarus at their own cost and expense.

4.3              Marketing Authorizations

4.3.1        Tarus shall have the sole and exclusive right, discretion, responsibility for and control over conducting communications with Regulatory Authorities with respect to Impetis Compounds and Licensed Products in each country (as applicable), and for preparing, submitting, prosecuting and maintaining all filings and applications required to be made to any Regulatory Authority to obtain any necessary or commercially desirable Marketing Authorizations and other approvals, consents or licenses to Exploit the Licensed Products, including any filings and applications to any Regulatory Authority for any pricing or reimbursement approval required or commercially desirable, and for avoidance of doubt, Tarus or its sublicensees shall, respectively, own all right, title and interest in and to all the filings and applications made to, and all the approvals, consents or licenses issued by, any Regulatory Authority and they shall be responsible for all costs and expenses in connection with Clinical Trials and securing regulatory approvals.

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4.3.2        Impetis shall provide Tarus with any necessary or requested regulatory support to obtain or maintain any approvals, consents or licenses referred to in Section 4.3.1 due to the Regulatory Authority requiring knowledge of work conducted by Impetis prior to the date of this Agreement.

5.	Consideration

As consideration for the Licenses and other obligations of Impetis, Tarus shall pay Impetis the following consideration:

5.1              Upfront Payment. Impetis shall be entitled to receive from Tarus an upfront payment in the total amount of US$[****] (the “Upfront Payment”). Impetis acknowledges that it has already received from Tarus US$[****] on account of the Upfront Payment in connection with the Term Sheet entered into by the Parties in May 2019. Within ten (10) days of the Agreement Date, Tarus shall pay the remaining amount of the Upfront Payment, being an aggregate amount of US$[****] consisting of US$[****] for the Closing Asset License, and US$[****] for the Call Option grant.

5.2              Milestone Payments. Upon the first achievement by Tarus and/or its sublicensees of a milestone set forth in the left column of the table below with respect to an Impetis Compound, Tarus shall make the corresponding milestone payment in the right column of the table within ninety (90) days of such achievement (the “Milestone Payments”):

Milestone	Milestone Payment
• [****]	US$[****]
• [****]	US$[****]
• [****]	US$[****]
• [****]	US$[****]
• [****]	US$[****]
• [****]	US$[****]
• [****]	US$[****]

5.3              Royalty Payments. Commencing upon the First Commercial Sale of a Licensed Product, Tarus shall pay to Impetis royalties equal to the percentage of Net Sales (on a worldwide accumulated basis) as set forth in the table below (the “Royalty Payments”). The Royalty Payments shall be payable on an annual basis, within thirty (30) days following the end of each calendar year (commencing upon First Commercial Sale).

Worldwide Accumulated Net Sales	Royalty Percentage
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]

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6.	Reports; Payments; Records

6.1              Reporting. Within sixty (60) days after the conclusion of each semiannual year (every 6 months), commencing on December 31, 2019, Tarus shall deliver to Impetis a written report setting forth: (a) the current status of development of any Impetis Compound; (b) any milestones that have been achieved; (c) a breakdown of Net Sales by Licensed Product; and (d) deductions applicable, as provided in the definition of Net Sales, Each such report shall be deemed Confidential Information of Tarus.

6.2              Payment. Each payment due to Impetis under this Agreement shall be paid by wire transfer of funds to Impetis’ account in accordance with written instructions provided by Impetis. Each payment due to Impetis shall also be accompanied by a supplemental report detailing (a) the milestone achieved (if any); (b) a breakdown of Net Sales by Licensed Product (if any); and (c) deductions applicable, as provided in the definition of Net Sales. Each such report shall be deemed Confidential Information of Tarus. All payments due under this Agreement shall be payable in U.S. Dollars unless agreed otherwise in writing.

6.3              Records. Tarus shall keep complete and accurate books of account and records consistent with sound business and accounting principles and practices and in such form and in such details as to enable the determinations of the amounts due to Impetis in accordance with the terms hereof. Tarus shall retain the foregoing books of account for three (3) years after the end of each calendar year during the period of this Agreement, and, if this Agreement is terminated for any reason whatsoever, for three (3) years after the end of the calendar year in which such termination becomes effective.

6.4              Inspection. Impetis, at its own expense, shall be entitled, no more than once during any calendar year, to appoint representatives which shall be subject to confidentiality undertakings reasonably acceptable to Tarus to inspect during normal business hours and to inspect Tarus’ books of account and, records to the extent relevant or necessary for the ascertainment or verification of the amounts due to it under Section 5, provided however that Impetis shall coordinate such inspection with Tarus in advance. In the event that any inspection as aforesaid reveals any underpayment by Tarus to Impetis in respect of any year of the Agreement in an amount exceeding five percent (5%) of the amount paid by Tarus to Impetis in respect of such year then Tarus shall (in addition to paying Impetis the shortfall), bear the cost of such inspection. The foregoing books of account and of Tarus shall be deemed Confidential Information of Tarus.

6.5              Taxes and Withholding. All amounts payable hereunder are exclusive of applicable value-added tax, which shall be added to amounts due hereunder as applicable. If Tarus is required to withhold any amounts payable hereunder to Impetis due to the applicable laws of any country or applicable double taxation treaty, such amount will be deducted from the payment to be made by Impetis and remitted to the appropriate taxing authority for the benefit of Impetis. Tarus will withhold only such amounts as are required to be withheld by applicable law in the country from which payment is being made or according to the applicable double taxation treaty and shall pay to Impetis an additional amount that shall, after the deduction or withholding has been made, leave Impetis with the same amount as Impetis would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. Tarus shall submit to Impetis originals of the remittance voucher and official receipt evidencing the payment of the corresponding taxes with the applicable royalty report. Tarus will cooperate with Impetis to provide such information and records as Impetis may require in connection with any application by Impetis to the tax authorities in any country, including attempt to obtain an exemption or a credit for any withholding: tax paid in any country.

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6.6              Late Payments. All payments which are due under this Agreement and not paid when due, shall earn interest from the date due until paid at a per annum rate of [****].

7.	Reversion

7.1              Discontinued Impetis Compounds. In the event that Tarus, in its sole discretion, decides to discontinue the Exploitation, Development, or Commercialization of a particular Impetis Compound, such discontinuance will be evidenced in the reports provided by Tarus under Section 6.1 (“Discontinued Compound”). Immediately upon becoming a Discontinued Compound, the license rights granted by Impetis to Tarus in the applicable Impetis Compound shall revert to Impetis. Tarus shall also transfer to Impetis all data and information directed to the Discontinued Compound and generated by Tarus until the date of discontinuance. If Impetis thereafter commercializes the Discontinued Compound, either through sale or licensing, Impetis will pay Tarus a set percent of all net incomes which Impetis receives from such commercialization in accordance with the terms set forth below:

7.1.1        If the Discontinued Compound is licensed back to Impetis before receipt of approval of IND, such percentage shall be [****] with respect to such Discontinued Compound.

7.1.2        If the Discontinued Compound is licensed back to Impetis after receipt of approval of IND, such percentage shall be [****] with respect to such Discontinued Compound.

7.1.3        If the Discontinued Compound is licensed back to Impetis after completion of Phase 1 trials, such percentage shall be [****] with respect to such Discontinued Compound.

7.1.4        If the Discontinued Compound is licensed back to Impetis after completion of Phase II trials, such percentage shall be [****] with respect to such Discontinued Compound.

7.2              Unexercised Call Option. In the event that Tarus chooses not to exercise the Call Option within the Call Option Period, then Tarus shall return the Option Assets and the underlying Intellectual Property (excluding the Tarus Arising IP) back to Impetis, and Impetis shall have the exclusive right to Exploit such Option Assets.

7.3              In the event that this Agreement is terminated pursuant to the provisions of Section 8, any Licensed Products shall become a “Discontinued Compound” and all provisions set forth in this Agreement with respect to Discontinued Compounds, including the provisions of Section 7.1, shall apply mutatis mutandis to such Licensed Products.

8.	Term and Termination

8.1              Term. The term of this Agreement shall commence upon the Effective Date and shall remain in effect thereafter until terminated in accordance with this Section 8 (the “Term”).

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8.2              Termination for Cause. This Agreement may be terminated by either Party upon written notice to the other Party: (a) in the event of a material breach of this Agreement by the other Party, which material breach cannot be cured or, if curable, which has not been cured by the Party in breach within thirty (30) days after receipt of such written notice from the other Party in respect of such breach or (b) the granting and winding-up order in respect of the other Party, or upon an order being granted against the other Party for the appointment of a receiver, or if such other Party passes a resolution for its voluntary winding-up, or if a temporary or permanent liquidator or receiver is appointed in respect of such other Party, or if a temporary or permanent attachment order is granted on such other Party’s assets, or a substantial portion thereof, or if such other Party shall seek protection under an laws or regulations, the effect of which is to suspend or impair the rights of any or all of its creditors, or to impose a mortarium on such creditors; provided that in the case that any such order or act is initiated by any third party, the right of termination shall apply only if such order or act as aforesaid is not cancelled within ninety (90) days of grant of such order or the performance of such act; or (c) by mutual written agreement of the Parties.

8.3              Termination at Will. Tarus may terminate this Agreement without cause, at any time after the second (2nd) anniversary of the Agreement Date, upon ninety (90) days prior written notice to Impetis.

8.4              Effect of Termination. If this Agreement is terminated, all licenses granted to Tarus under this Agreement shall automatically terminate. If the Agreement is terminated by either Party, the Parties agree that such termination shall be without prejudice to rights accrued to either Party until the date of termination. Furthermore, in case of termination of this Agreement for cause pursuant to Section 8.2 above, Tarus shall promptly (a) return to Impetis all Impetis materials and all data and information directed to the Impetis Compounds, and (b) make all payments that are due to Impetis until the effective date of the termination. Any termination at will of this Agreement by Tarus pursuant to Section 8.3 above shall be subject to, and shall become effective, only after (i) Tarus returns to Impetis all Impetis materials and all data and information directed to the Impetis Compounds, and (ii) Tarus makes all payments that are due to Impetis until the effective date of the termination.

8.5              Survival. Save as may be expressly specified otherwise in this Agreement, the provisions of Sections 6.3, 6.4, 8.4, 9, 10, 12, and 14 shall survive termination of this Agreement. Termination of this Agreement shall be without prejudice to rights accrued to any Party till the date of the termination.

9.	Confidentiality

Each Party hereby agrees that during the term of this Agreement, and for a period of five (5) years after the effective date of termination of this Agreement for any reason:

9.1              It shall not disclose, directly or indirectly, in any manner whatsoever to any third parties any Confidential Information of the other Party without first obtaining the written consent of the disclosing Party, and it shall keep confidential, all Confidential Information of the other Party. Each Party agrees to use at least the same level of care in safeguarding the disclosing Party’s Confidential Information that it uses with its own confidential information of a similar nature, but in no event less than reasonable care. Each Party shall restrict disclosure of the other Party’s Confidential Information solely to its Affiliates and their respective employees or representatives having a need to know such Confidential Information in order to accomplish the purposes of this Agreement. Each Party represents that its respective employees and representatives who receive and/or are in possession of the Confidential Information of the other Party are advised by such party of the confidentiality obligations of this Agreement and shall maintain such Confidential Information in accordance with the confidentiality and non-use obligations set forth in this Section 9. Each Party shall be responsible for any breach of this Agreement by it and/or any of its employees and/or representatives.

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9.2              Neither Party shall use Confidential Information of the other Party in any manner whatsoever other than solely in connection with the exercise of its rights’ and the performance of its obligations under this Agreement.

9.3              In the event either Party is requested pursuant to or required by law to disclose any of Confidential Information of the other Party, it shall to the extent permissible notify the other Party promptly so that the other Party may seek a protective order or other appropriate remedy or, waive compliance with the confidentiality provisions of this Agreement. At the disclosing Party’s expense, the recipient Party shall co-operate in all reasonable respects, in connection with any reasonable actions to be taken for the foregoing purpose. In any event, a Party may furnish such Confidential Information of the other Party as requested or required pursuant to applicable law (subject to any such protective order or other appropriate remedy) without liability hereunder, provided that it furnishes only that portion of the Confidential Information, which is legally required, and it exercises reasonable efforts to obtain reliable assurances that confidential treatment shall be accorded to the Confidential Information.

9.4              Upon the date of termination of the Agreement for any reason, each Party may request in writing that the Other Party shall either: (a) promptly destroy all copies of Confidential Information of the other Party in its possession and confirm such destruction in writing to the disclosing Party; or (b) promptly deliver to the disclosing Party, all copies of such Confidential Information in the possession and/or under its control provided, however, it shall be permitted to retain one copy of Confidential Information of the other Party, in its legal files, for the sole purpose of determining any continuing obligations hereunder. Additionally, the receiving Party shall immediately cease all use of Confidential Information of the other Party including, without limitation, removing all references to such Confidential Information from any analyses, compilations, studies or other documents created for purposes permitted hereunder. All Confidential Information shall continue to be subject to the terms of this Agreement for the period set forth above.

9.5              Notwithstanding the foregoing, Tarus may disclose to its affiliates and their respective personnel, sublicensees, potential investors or business partners and/or regulatory authorities Impetis Confidential Information to the extent necessary for the exercise of its rights hereunder and/or in the fulfilment of its obligations hereunder. Prior to any such disclosure, Tarus shall bind such parties to a written obligation to maintain the confidentiality of such information. Tarus shall, in all events, be responsible for all acts and omissions by such parties.

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10.	Intellectual Property

10.1          Impetis Background IP. As between the Parties, any and all Impetis Background IP is and shall remain owned solely and exclusively by Impetis.

10.2          Impetis Licensed IP. As between the Parties, any and all Impetis Licensed IP is and shall remain owned solely and exclusively by Impetis.

10.3          Tarus Background IP. As between the Parties, any and all Tarus Background IP is and shall remain owned solely and exclusively by Tarus.

10.4          Tarus Arising IP. Except as provided under Section 7, any and all Tarus Arising IP shall be owned solely and exclusively by Tarus.

11.	Patent Filing, Prosecution and Maintenance

11.1          Tarus Patents. As between the Parties, Tarus shall have the sole and exclusive right to file, prosecute and maintain the Tarus Patent Rights in its own name.

11.2          Impetis Patents. Tarus shall be solely and exclusively responsible for and shall have full control over the filing, prosecution and maintenance of all Impetis Patent Rights, at Tarus’ sole discretion.

11.3          Notifications. Each Party shall promptly notify the other Party in writing of any alleged or threatened (a) infringement and/or misappropriation by a third party (including generic competition) of the Impetis Patent Rights or Tarus Patent Rights related to a Licensed Product or an Impetis Compound (“Product Infringement”) which such Party becomes aware, and (b) assertion of invalidity or unenforceability of any Impetis Patent Rights by a third party of which such Party becomes aware, whether as a counterclaim or otherwise (“Patent Rights Challenge”).

11.4          Right to Prosecute and Defend Patent Rights. Tarus shall have the first right, but not the obligation, to at its sole cost, prosecute any Product Infringement related to a Licensed Product or an Impetis Compound and to defend any Patent Rights Challenge related to a Licensed Product and/or an Impetis Compound, and to control such actions (including any declaratory judgment action and any settlement), provided that Tarus shall keep Impetis reasonably informed as to the status of, and all material developments in such action, and shall consider in good faith the input of Impetis regarding the strategy and handling of such enforcement activities. Tarus shall have a period of thirty (30) days following the first notice provided pursuant to Section 11.3 to elect to enforce or defend the Impetis Patent Rights in the applicable jurisdiction. The enforcing or defending Party shall share drafts of all submissions or other documents exchanged in the relevant proceedings with the other Party and shall have due regard to any representations made by the other Party in relation thereto. In the event Tarus does not elect to prosecute or defend such infringement or challenge before the first to occur of (A) thirty (30) days following the first notice provided pursuant to Section 11.3 with respect to such matter, or (B) before the expiration of any time period under Applicable Law that would, if an enforcement proceeding was not filed within such time period, limit or compromise the remedies available from such enforcement proceeding, Tarus will so notify Impetis in writing and in the case where Impetis then desires to commence a suit or take action to enforce or defend the applicable Impetis Patent Rights with respect to such infringement or challenge in the applicable jurisdiction, Impetis will thereafter have the right to commence such a suit or take such action to enforce or defend the applicable Impetis Patent Rights.

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11.5          Cooperation. Where a Party prosecutes a Licensed Product Infringement or defends an Impetis Patent Rights Challenge (the “Litigating Party”), the other Party shall provide all reasonable assistance as such Litigating Party deems necessary with the costs of such assistance split in accordance with the recovery percentages as set forth in Section 11.6. The non-Litigating Party in relation to any enforcement or defense action or proceeding set forth in Section 11.4 will have the right, at its own expense and by counsel of its choice, to be represented in any such action or proceeding.

11.6          Recovery. Except as otherwise agreed by the Parties, any recovery realized as a result of such litigation described in Section 11.4 (whether by way of settlement or otherwise) shall be initially distributed as reimbursement for all litigation costs of the Parties. Any remainder after such reimbursement is made shall be split between the Parties such that the Litigating party would retain 70% of such remainder and the non-Litigating Party would retain 30% of such remainder.

12.	Indemnification; Insurance

12.1          Impetis Indemnification. Impetis shall defend, indemnify and hold harmless Tarus and its Affiliates and each of their officers, directors, shareholders, employees, successors and assigns (collectively, “Tarus Indemnitees”) from and against any and all losses, costs, liabilities, judgments, debts and other fees (including attorneys’ fees incurred by Tarus and its Affiliates) (“Losses”), relating to, in connection with, or to the extent arising out of a claim brought by a third party (“Claims”) arising from (a) the breach by Impetis of any representations, warranties, covenants or obligations set forth in this Agreement, or (b) Impetis’ fraud, negligence, recklessness, or willful misconduct, except to the extent that Tarus is responsible for such Losses under Section 12.2 below.

12.2          Taurus Indemnification. Tarus shall defend, indemnify and hold harmless Impetis, and its Affiliates and each of their officers, directors, shareholders, employees, successors and assigns (collectively, “Impetis Indemnitees”) from and against any and all Losses, relating to, in connection with, Claims arising from (a) the Exploitation by Tarus of the Impetis Licensed IP; (b) the breach by Tarus of any representations, warranties, covenants or obligations set forth in this Agreement; or (c) Tarus’ fraud, negligence, recklessness, or willful misconduct, except to the extent that Impetis is responsible for such Losses under Section 12.1 above.

12.3          Procedures for Third Party Claims. With respect to a Claim, the Party or other person intending to claim indemnification (the “Indemnified Party”) under this Section 12 shall promptly notify the other Party (the “Indemnifying Party”) of any claim with respect in which the Indemnified Party intends to claims such indemnification (provided, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieved the Indemnifying Party of any liability or obligation under this Agreement except to the extent the Indemnifying Party has suffered actual prejudice directly caused by the delay or other deficiency), and the Indemnified Party shall have the right to assume full control over the defense and settlement thereof provided, however, that an Indemnified Party shall have the right to retain its own counsel and to participate in the defense thereof, with the fees and expenses to be paid by the Indemnified Party unless the Indemnifying Party does not assume the defense.

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12.3.1    Control of Defense. If the Indemnifying Party shall fail to timely assume the defense of and reasonably defend such Claim, the Indemnified Party shall have the right to retain or assume control of such defense and the Indemnifying Party shall pay (as incurred and on demand) reasonable attorney fees and expenses of the Indemnified Party.

12.3.2    Resolution. The Indemnifying Party shall not be liable for the indemnification of any Claim settled (or resolved by consent to the entry of judgment) without the written consent of the Indemnifying Party. The Indemnifying Party shall obtain the prior written consent (which shall not be unreasonably withheld or delayed) of the Indemnified Party before entering into any settlement of (or resolving by consent to the entry of judgment upon) such Claim unless (a) there is no finding or admission of any violation of law or any violation of the rights of any person by an Indemnified Party, no requirement that the Indemnified Party admit negligence, fault or culpability, and no adverse effect on any of the claims that maybe made by or against the Indemnified Party and (b)the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and such settlement does not require the Indemnified Party to take (or refrain from taking) any action.

12.3.3    Cooperation. The Indemnified Party, and its employees and agents, shall cooperate fully with the Indemnifying Party and its legal representatives in the investigation of any Claim. Regardless of who control the defense, each party hereto shall reasonably cooperate in the defense as may be requested.

12.4          Insurance. Tarus shall have and maintain such type and amounts of insurance covering its Exploitation of the Impetis Compound and Licensed Product as is: (a) normal and customary in the pharmaceutical industry generally for parties similarly situated and (b) otherwise required by Applicable Law.

12.5          LIMITATION OF LIABILITY. EXCEPT FOR. LIABILITY ARISING OUT OF THE BREACH OF SECTION 9 (CONFIDENTIALITY) ABOVE, NEITHER PARTY NOR ITS RESPECTIVE AFFILIATES SHALL BE LIABLE FOR ANY CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, ARISING OUT OF OR RELATING TO THE PERFORMANCE OR NON-PERFORMANCE OF THIS AGREEMENT, WHETHER OR NOT THE POSSIBILITY OF SUCH DAMAGES HAS BEEN DISCLOSED IN ADVANCE BY THE OTHER PARTY OR COULD HAVE BEEN REASONABLY FORESEEN BY SUCH PARTY, REGARDLESS OF THE LEGAL OR EQUITABLE THEORY (CONTRACT, TORT OR OTHERWISE) UPON WHICH THE CLAIM IS BASED, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

13.	Representations and Warranties

13.1          Each of Impetis and Tarus hereby represents and warrants to the other Party as follows:

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13.1.1    Organization. It is an entity duly organized, validly existing and is in good standing under the laws of its jurisdiction of formation and has all requisite power and authority corporate or otherwise, to execute, deliver and perform this Agreement.

13.1.2    Authority. The execution, delivery, and performance of the Agreement have been duly authorized by all necessary corporate action and do and shall not (a) require any consent or approval of its stockholders, (b) violate any provision of any applicable law or any provision of its certificate of incorporation, by-laws or other founding document, or (c) result in a breach of or constitute a default under any material agreement, license, permit or other instrument or obligation to which it is a party or by which it may be bound or affected.

13.1.3    Government. It is not currently debarred, suspended or otherwise excluded by any government agency from receiving government contracts that would adversely affect its ability to perform its obligations hereunder.

13.1.4    No Conflict. It is not under any obligation to any person or entity, contractual or otherwise, that is conflicting or inconsistent in any respect with the terms of this Agreement or that would impede the diligent and complete fulfilment of its obligations hereunder.

13.1.5    Enforceability. This Agreement is a legal, valid and binding obligation enforceable against it in accordance with the terms and conditions, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws, from time to time in effect, affecting creditor’s rights generally.

13.2          Impetis hereby represents and warrants to Tarus that:

13.2.1    Ownership. Impetis has all right, title and interest in and to the Closing Assets, Option Assets and all Impetis Licensed IP free and clear of any liens, charges, encumbrances and it has not granted and shall not grant any third party any right granted to Tarus under this Agreement and/or to the Closing Assets, Option Assets and Impetis Licensed IP, and shall not grant any third party rights during the term of this Agreement to Develop, Commercialize and/or otherwise Exploit the Closing Assets, Option Assets and Impetis Licensed IP.

13.2.2    Title. As of the Effective Date, Impetis holds good title to the Closing Assets, Option Assets and Impetis Licensed IP.

13.2.3    No Litigation. As of the Effective Date, to the knowledge of Impetis, there are no pending claims, judgments, or settlements against or owed by it with respect to the Closing Assets, Option Assets and Impetis Licensed IP and. it has not received written notice of any threatened claims or litigation seeking to invalidate any of its rights with respect to the Closing Assets, Option Assets and Impetis Licensed IP.

13.2.4    No Government Actions. As of the Effective Date, to the knowledge of Impetis, there are no inquiries, investigations, actions or other proceedings pending before or, to the best of its knowledge, threatened by any regulatory authority or other government agency with respect to the Closing Assets, Option Assets and Impetis Licensed IP, and Impetis has not received written notice threatening any such inquiry, investigation, action or other proceeding.

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13.2.5    Non-infringement. To its knowledge, as of the Effective Date, the Impetis Licensed IP or Impetis Compounds do not infringe the patent rights or other Intellectual Property of any third party, and as of the Effective Date, Impetis has not received written notice from a third party alleging that the Impetis Licensed IP infringes the patent rights or other Intellectual Property of such third party. Further, as of the Effective Date, Impetis has no knowledge that any third party is infringing any of the Impetis Licensed IP.

13.2.6    Patent Filings. As of the Effective Date, Impetis has no knowledge of any defects in form and filing of the Impetis Patent Rights that could reasonably be anticipated to result in invalidity or unenforceability of such Impetis Patent Rights.

14.	Miscellaneous

14.1          Entire Agreement; Conflict. This Agreement is the sole agreement with respect to the subject matter hereof and except as expressly set forth herein, supersedes all other agreements and understandings between the Parties with respect thereto.

14.2          Notices. Unless otherwise specifically provided, all notices required or permitted by this Agreement shall be in writing and may be delivered personally, or may be sent by electronic mail, overnight delivery or certified mail, return receipt requested, to the following addresses, unless the Parties are subsequently notified of any change of address in accordance with this Section 14.2:

If to Tarus:	Tarus Therapeutics, Inc. 6A Cove Lane North Bergen, NJ 07407 USA Email: [****] Attention: [****]

With a copy to (which will not constitute notice):	Mark Cohen, Esq. Pearl Cohen Zedek Latzer Baratz 1500 Broadway New York, New York 10036 USA Email: [****]

If to Impetis:	Impetis Biosciences Limited 407, The Summit Business Bay Near WEH Metro Station Off Andheri-Kurla Road Andheri (E), Mumbai 400 093 Email: [****] Attn.: [****]

With a copy to (which will not constitute notice):	Deepak Nambiar, Esq. Kelley Drye & Warren LLP 101 Park Avenue New York, New York 10178 Email: [****]

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Any notice shall be deemed to have been received as follows: (a) by personal delivery, upon receipt; (b) by electronic mail or overnight delivery, one (1) business day after transmission or dispatch; (c) by certified mail, as evidenced by the return receipt. If any notice terminating this Agreement is sent by electronic mail, a confirming copy thereof shall be sent by mail to the same address.

14.3          Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the application of principles of conflicts of law that direct that the laws of another jurisdiction apply, except for matters of patent law, which, other than for matters of inventorship on patents, shall be governed by the patent laws of the relevant country of the patent. The Parties hereby consent to exclusive personal jurisdiction to the state and federal courts in New York County, New York and agree that the competent court in New York County, New York shall have exclusive jurisdiction over any and all claims and/or disputes arising from and/or related to this Agreement, including, without limitation, the validity, invalidity, breach or termination thereof. The Parties waive their right to trial by jury.

14.4          Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

14.5          Preamble and Exhibits. The Preamble and Exhibits to this Agreement constitute an integral part hereof.

14.6          Headings. Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

14.7          Counterparts. The Parties may execute this Agreement in two or more counterparts, each of which shall be deemed an original.

14.8          Amendment; Waiver. This Agreement may be amended, modified, superseded or canceled, and any of the terms may be waived, only by a written instrument executed by each Party or, in the case of waiver, by the Party waiving compliance. The delay or failure of either Party at any time or times to require performance of any provisions hereof shall in no manner affect the rights at a later time to enforce such performance. No waiver by either Party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

14.9          Further Assurances. The Parties shall execute and deliver all such further documents and instruments, and take all such further acts, necessary to give full effect to this Agreement.

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14.10      No Agency or Partnership. Nothing contained in this Agreement shall give either Party the right to bind the other or be deemed to constitute either Party as agent for or partner of the other or any third party.

14.11      Assignment and Successors. Except as permitted under Section 2, neither Party shall assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned; provided however, that either Party may assign or otherwise transfer its rights and obligations to an Affiliate thereof or in connection with the sale of substantially all its assets or shares, provided the assignee agrees in writing to be bound by the terms of this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of the Party’s respective successors and permitted assigns. For clarity, any assignment by Tarus of its rights or obligations under this Agreement and/or of the Licenses, shall not serve to assign ownership of any Closing assets, Option Assets, and/or Impetis Licensed IP, all of which shall continue to exclusively vest with Impetis, subject to the licenses and rights granted by Impetis under this Agreement, with respect to Closing assets, Option Assets, and/or Impetis Licensed IP.

14.12      Interpretation. Each Party hereto acknowledges and agrees that: (a) it and/or its counsel reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; (c) the terms and provisions of this Agreement shall be construed fairly as to both Parties and not in favor of or against either Party, regardless of which Party was generally responsible for the preparation of this Agreement; and (d) the governing language of all matters in respect of this Agreement and matters related thereto shall be English.

14.13      Severability. If any provision of this Agreement is ruled invalid or unenforceable by any court of competent jurisdiction, the remainder of this Agreement shall not be affected and the invalid or unenforceable provision shall be reformed or construed to reflect the commercial understandings between the Parties so that it would be valid, legal and enforceable to the maximum extent possible.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Tarus Therapeutics, Inc.	Impetis Biosciences

By: /s/ Sushant Kumar, PhD	By: /s/ K R S Jamwal
Name: Sushant Kumar, PhD	Name: K R S Jamwal
Title: President and CEO	Title: Director

Schedules

Schedule A - Impetis Patent Rights

[Signature Page to Impetis - Tarus License Agreement]

SCHEDULE A

Impetis Patent Rights

[Please see attached]

[****]